Exhibit 20.1

OPTICAL COMMUNICATION PRODUCTS, INC.

May 3, 2007

Dear Fellow Shareholders:

On April 23, 2007, your Board of Directors received a letter from Oplink Communications, Inc. (“Oplink”).  The letter indicated that Oplink had entered into a stock purchase agreement with The Furukawa Electric Co., Ltd. (“Furukawa”) to purchase Furukawa’s controlling stake in the Company’s capital stock for $1.50 per share, for a total purchase price of $84,150,000 in cash and 857,258 shares of Oplink common stock (the “Furukawa Sale”).  Oplink’s letter also proposed to purchase the Company’s remaining outstanding capital stock not owned by Furukawa by means of a merger of the Company with an Oplink subsidiary, at a cash purchase price of $1.50 per share (the “Oplink Proposal”).  A Special Committee of the Company’s Board of Directors, comprised of its three independent directors, is evaluating the Oplink Proposal.  The Special Committee understands that Oplink and Furukawa have sought accelerated regulatory approval of the Furukawa Sale.

After careful consideration, the Special Committee today authorized and declared a dividend of rights (the “Rights”) to purchase shares of the Company’s Series A Junior Participating Preferred Stock to holders of the Company’s outstanding common stock of record as of May 14, 2007.  The description and terms of the Rights are set forth in a Rights Agreement dated as of May 3, 2007 between the Company and American Stock Transfer & Trust Company.  These Rights, which will expire on June 2, 2007, will become exercisable only under three specific conditions: (i) the closing of Oplink’s purchase of Furukawa’s 58.2% ownership interest in the Company, (ii) the acquisition of more than 15% of the Company’s outstanding common stock by a third party, or (iii) the acquisition of any additional shares by Furukawa or Oplink.  The effect of the Rights Agreement, as adopted by the Special Committee, will be to delay (but not to prohibit) the closing of the Furukawa Sale.

In deciding to distribute the Rights, the Special Committee carefully considered its responsibility to protect the interests of the Company and all of its stockholders and the counsel of its legal and financial advisors.  The mandate of the Special Committee is to determine whether the Oplink Proposal is in the best interests of the Company’s Class A common shareholders, as opposed to other potential alternatives.  The Special Committee believes that it will be best-positioned to evaluate the Oplink Proposal if it fully understands the terms on which the Furukawa Sale is expected to proceed, including the intentions of Oplink and Furukawa with respect to long-term arrangements for the sourcing of laser devices to the Company.  However, the Committee’s ability to inquire about, and adequately deliberate on the impact of, any such terms is constrained by the accelerated timeframe in which Oplink and Furukawa apparently seek to consummate the Furukawa Sale.

The Special Committee is therefore interjecting a thoughtful pause that it believes can only benefit the evaluative process with which it has been tasked.  The Committee wishes to assure the Company’s shareholders that it intends to pursue this process with all appropriate speed.

Sincerely,

Special Committee of the Board of Directors
of the Company

/s/ Hobart Birmingham
By:	Hobart Birmingham
Title:	Chairman